Exhibit 12(a)
FPL GROUP, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Six Months Ended June 30, 2003

(millions of dollars)
Earnings, as defined:
Net income	$414
Income taxes	189
Fixed charges, included in the determination of net income, as below	171
Amortization of capitalized interest	1
Distribution of earnings from equity method investees	15
Less: Equity in earnings of equity method investees	51

Total earnings, as defined	$739

Fixed charges, as defined:
Interest charges	$161
Rental interest factor	9
Fixed charges included in nuclear fuel cost	1

Fixed charges, included in the determination of net income	171
Capitalized interest	52

Total fixed charges, as defined	$223

Ratio of earnings to fixed charges	3.31